

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 21, 2014

Via E-mail
Farzana K. Mitchell
Executive Vice President – Chief Financial Officer and Treasurer
CBL & Associates Properties, Inc. and CBL & Associates Limited Partnership
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421

> **Re: CBL & Associates Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-12494**

> **Re: CBL & Associates Limited Partnership**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 333-182515-01**

Dear Ms. Mitchell:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Same-Center Net Operating Income, page 54

1. In future Exchange Act periodic reports, in your discussion of changes in same-center NOI, please address the relative impact of occupancy and rent rate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Farzana K. Mitchell
CBL & Associates Properties, Inc. and CBL & Associates Limited Partnership
August 21, 2014
Page 2

   In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor